Exhibit 99.2

CHINA MINING RESOURCES HOLDINGS LIMITED

CHARTER OF THE NOMINATING COMMITTEE

OF THE BOARD OF DIRECTORS

I.                        Purpose

The Nominating Committee of CHINA MINING RESOURCES HOLDINGS LIMITED (the “Corporation”) shall provide assistance to the Board of Directors (the “Board”) in fulfilling its responsibilities to the shareholders by identifying individuals qualified to become directors, consistent with criteria approved by the Board, and recommending to the Board for selection the candidates for all directorships to be filled by the Board or by the shareholders.

II.                        Structure and Operations

Composition and Qualifications

The Nominating Committee (the “Committee”) shall consist of at least two members, each of whom must be a member of the Board.  All members of the Committee shall satisfy the independence and related requirements of the American Stock Exchange LLC (the “AMEX”) listing standards and the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Appointment and Removal

The members of the Committee shall be designated by the Board annually, and each member shall serve until such member’s successor is duly designated or until such member’s earlier resignation or removal. Any member of the Committee may be removed from the Committee, with or without cause, by a majority vote of the Board.

Unless a Chairperson is designated by the Board, the members of the Committee shall designate a Chairperson by majority vote of the full Committee membership. The Chairperson will chair all sessions of the Committee and set the agendas for Committee meetings.

Delegation to Subcommittees

In fulfilling its responsibilities, the Committee may delegate its responsibilities to a subcommittee of the Committee and, to the extent not expressly reserved to the Committee by the Board or by applicable law, rule or regulation, to any other committee consisting entirely of directors who meet the independence requirements of the AMEX listing standards and the rules and regulations of the SEC.

III.                      Meetings

The Committee shall ordinarily meet at least annually, or more frequently as circumstances dictate. Any member of the Committee may call meetings of the Committee.

Any director of the Corporation who is not a member of the Committee may attend meetings of the Committee; provided, however, that any director who is not a member of the Committee (i) may not vote on any matter coming before the Committee for a vote and (ii) may not participate in recommending to the Board director nominees. The Committee also may invite to its meetings any member of management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may meet in executive session, as the Committee deems necessary or appropriate.

IV.                    Responsibilities and Duties

The following functions shall be the common recurring activities of the Committee in carrying out its purpose set forth in Section I of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purpose of the Committee outlined in Section I of this Charter.

To fulfill its responsibilities and duties, the Committee shall:

Board Composition

(1)                                 Establish criteria for the selection of new directors to serve on the Board.

(2)                                 Formulate and recommend for adoption by the Board a policy regarding consideration of nominees for election to the Board who are recommended by shareholders of the Corporation.

(3)                                 Recommend to the Board procedures for the submission by shareholders of director nominations recommendations, consistent with the policy adopted by the Board.

(4)                                 Identify individuals believed to be qualified as candidates to serve on the Board (including from among those individuals recommended by shareholders) and recommend that the Board select the candidates for any directorships to be filled by the Board or by the shareholders at an annual or special meeting. In addition, the Committee shall review and make recommendations to the Board with respect to whether members of the Board should stand for re-election.

(5)                                 Conduct all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates as directors. In that connection, the Committee shall have sole authority to retain and to terminate any search firm to be used to assist it in identifying candidates to serve as directors of the Corporation, including sole authority to approve the fees payable to such search firm and any other terms of retention.

(6)                                 Review and make recommendations to the Board, as the Committee deems appropriate, regarding the qualifications for Board membership and the composition and size of the Board in order to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds and always consists of a majority of independent directors in accordance with AMEX listing standards.

(7)                                 Select, retain, terminate and/or replace, as needed, recruiters to assist the Committee in identifying director candidates. In that connection, in the event the Committee retains a recruiter, the Committee shall have the sole authority to approve such recruiter’s fees and other retention terms.

Reports

(1)                                 Report regularly to the Board (i) following meetings of the Committee, (ii) with respect to such other matters as are relevant to the Committee’s discharge of its responsibilities and (iii) with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chairperson or any other member of the Committee designated by the Committee to make such report.

(2)                                 Maintain minutes and other records of meetings and activities of the Committee, as appropriate under applicable law.

V.                    Annual Charter Review

The Committee shall perform an evaluation, at least annually, of the performance of the Committee.  In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee considers necessary or appropriate.  The Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.